EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Pengrowth Energy Corporation. (“Pengrowth”)
2100, 222 – 3rd Avenue SW
Calgary, AB  T2P 0B4

Item 2.	Date of Material Change

July 16, 2013

Item 3.	News Release

A news release reporting the material change was issued on July 16, 2013 through the services of Marketwired.

Item 4.	Summary of Material Change

Pengrowth announced that it had entered into agreements for the successful completion of its $700 million non-core asset disposition program previously announced on January 11, 2013. The net proceeds from the disposition program will be used to fund ongoing capital expenditures, including fully funding the remaining budgeted capital expenditures associated with the 12,500 barrels per day (“bbl/d”) first commercial phase of the Lindbergh thermal project, which received final regulatory approval on July 12, 2013.

Item 5.1.	Full Description of Material Change

Pengrowth announced that it had entered into agreements for the successful completion of its $700 million non-core asset disposition program previously announced on January 11, 2013. The net proceeds from the disposition program will be used to fund ongoing capital expenditures, including fully funding the remaining budgeted capital expenditures associated with the 12,500 bbl/d first commercial phase of the Lindbergh thermal project, which received final regulatory approval on July 12, 2013.

Southeast Saskatchewan Non-Core Asset Disposition

As part of the $700 million, Pengrowth announced that it had entered into an agreement to sell its interests in its non-core southeast Saskatchewan properties to a junior Canadian oil & gas company for $510 million, subject to closing adjustments.

The assets being sold currently produce more than 5,700 barrels of oil equivalent per day (“boe/d”) (93% liquids) and had proved plus probable reserves of 21.3 million barrels assigned to them at December 31, 2012, according to the independent reserve evaluators GLJ Petroleum Consultants Ltd.

Subject to customary regulatory and other closing conditions, the southeast Saskatchewan disposition is expected to close in mid-September 2013 and will have an effective date of June 1, 2013. BMO Capital Markets acted as financial advisor to Pengrowth on this transaction.

Additional Asset Dispositions

In addition to the southeast Saskatchewan disposition, Pengrowth has closed or has letters of intent executed with purchasers for an additional $203 million of non-core assets, representing approximately 5,900 boe/d of net production (72% natural gas) and 29.0 mmboe of associated proved plus probable reserves. Average implied transaction metrics for these minor additional dispositions equates to approximately $34,400 per flowing barrel and $7.00 per boe of proved plus probable reserves. These additional transactions have various closing dates throughout 2013.

Caution Regarding Forward Looking Information

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this material change report include, but are not limited to, statements with respect to: the sale of the Corporation’s SE Saskatchewan properties, the use of sale proceeds, anticipated closing and effective dates for the SE Saskatchewan assets and other asset sales, the net proceeds from such sales and the use of such proceeds, proforma cash on hand and debt balances, 2013 and 2014 capital expenditures, Q4 2013 estimated production, 2013 production and guidance update and future capital spending on Lindbergh. Statements relating to reserves are forwardlooking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information contained in this material change report are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this material change report involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forwardlooking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh thermal project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of the press release that gave rise to this material change report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact Mr. Derek Evans, President and Chief Executive Officer at (403) 233-0224.

Item 9.	Date of Report

July 19, 2013